   

Jim Ritchie

Exclusive Preview: AEONrv's Next Big Adventure!

AEONrv    Fri, Aug 2, 2024 at 1:00 PM
To: Jim Ri





Hi Jim,

We have something really exciting to share with you today, but first, let's take a step back and reflect on our journey together…

In just a few short years, AEONrv has transformed from a bold idea into a reality, driven by a passion for innovation and adventure. Our mission has always been to create the most advanced, off-road, all-season RVs, allowing you to explore the world with freedom and comfort. Thanks to your support, we've come a long way, and now we're ready to take the next big step.

As a valued member of the AEONrv community, we're excited to offer you an exclusive first look into our next big adventure.

Exclusive Opportunity

We're launching an <u>equity crowdfunding campaign</u> on Wefunder, going live on August 15th. This is your chance to be a part of AEONrv's future growth from the ground up.

Why Invest?

1. **Ownership:** Be more than just a customer—become a part-owner of the company you love.
2. **Special Perks:** Enjoy exclusive investor perks, including VIP events, AEONrv swag, sneak peeks at new features, and more.
3. **Impact:** Know that your investment is driving the future of sustainable and adventurous living.

Visit our Wefunder page and learn more about this opportunity and join us for a VIP webinar at 10a PDT on Thursday August 8th, details coming..

LEARN MORE ON WEFUNDER.COM

Help spread the word! Share this email with any friends, family, and contacts who might be interested in joining our mission. Send any questions to investors@aeonrv.com.

We look forward to hearing from you.

Thanks,

Jim Ritchie

CEO, AEONrv

"AEONrv has made it to the top of my wishlist, beating out Storyteller Overland." - CG

"Finally, an RV with a comfortable place to eat and work." - KW

"The design is awesome; you check all the boxes." - AC

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

The information contained herein is proprietary information of Aeon Industries, Inc. (the "Company"). Certain information set forth in this email contains "forward-looking information", including "future-oriented financial

information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These statements are not guarantees of future performance. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements. Although forward-looking statements contained here are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

